Metalla Reports Financial Results for the
Third Quarter of Fiscal 2019

(All dollar amounts are in Canadian dollars unless otherwise indicated)

TSXV: MTA
OTCQX: MTAFF
Frankfurt: X9CP

VANCOUVER, April 29, 2019 /CNW/ - Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (OTCQX: MTAFF) (FRANKFURT: X9CP) announces its financial results for the third quarter of fiscal 2019. For complete details of the condensed interim consolidated financial statements and accompanying management's discussion and analysis for the nine months ended February 28, 2019, please see the Company's filings on SEDAR or the Company's website (http://www.metallaroyalty.com/).

"In the third quarter Metalla completed an over-subscribed private placement for C$6.8 million and acquired two additional near-term producing royalties with counterparties that include Pan American Silver and Atlantic Gold," commented Brett Heath, President, and CEO of Metalla. "We continue to expect 2019 to be a pivotal year for Metalla as we continue to scale our business and grow our royalty portfolio into what we believe will be one of the most exciting growth stories for this next commodity cycle."

THIRD QUARTER FINANCIAL HIGHLIGHTS

During the three months ended February 28, 2019, the Company:

  shipped and provisionally invoiced 76,775 (2018 - 158,865) attributable silver ounces ("oz.") at an average realized price of US$15.23 (2018 - US$17.12) and average cash cost of US$6.23 (2018 - US$7.32) per oz. (see non-IFRS Financial Measures);

  generated operating cash margin of US$9.00 (2018 - US$9.45) per attributable silver oz. from the Endeavor silver stream and New Luika Gold Mine ("NLGM") stream held by Silverback Ltd. ("Silverback") (see non-IFRS Financial Measures);

  had 77,272 attributable silver oz. remaining and to be sold in subsequent periods, this was due to delivery delays caused by the smelter, which led to increased concentrate inventory at the Endeavor Mine;

  recognized revenue from stream interest of $1,442,006 (2018 - $3,066,670), income from operations of $484,179 (2018 - $286,446), net loss of $446,105 (2018 - $440,105), and adjusted EBITDA of $490,168 (2018 - $671,659) (see non-IFRS Financial Measures);

  recorded cash flow from operating activities, before net change in non-cash working capital items, of $282,728 (2018 - $619,402), offset by $5,462,568 spent on acquisitions of NSR royalty interests, resulting in positive working capital of $730,568 (May 31, 2018 - $4,661,792);

  acquired a 1.5% NSR royalty on the Cap-Oeste Sur East ("COSE") gold and silver property owned by Pan American Silver Corp. ("Pan American"), in Santa Cruz, Argentina from Patagonia Gold PLC ("Patagonia Gold") for US$1,500,000 in cash;

  acquired a 1% NSR royalty on the 15 Mile Stream ("FMS") gold project owned by Atlantic Gold Corporation ("Atlantic Gold"), in Nova Scotia, Canada from a private party for US$2,200,000 in cash and 2,619,000 common shares;

  completed a brokered private placement for $6,824,070.24 by issuing 8,748,808 units at $0.78 per unit;

  entered into an arrangement to retire its convertible debenture held by Coeur Mining, Inc ("Coeur"), which was completed subsequently; and

  declared and paid a monthly dividend of $0.0015 per share.

QUARTERLY UPDATES ON ROYALTIES AND STREAMS

Santa Gertrudis NSR

Agnico Eagle Mines Limited ("Agnico") reported by press release dated April 25, 2019 that Santa Gertrudis drilling discovered new high-grade structures at Trinidad and further extends known resource areas – Highlights include 14.7 g/t gold over 11.5 metres at 170 metres depth at Trinidad and 5.1 g/t gold over 4.5 metres at 33 metres depth at Greta.

In the first quarter of 2019, 45 drill holes (10,521 metres) were completed, mainly in the Trinidad, Greta, Viviana, Toro, and Becerros zones, which form part of the initial full-year budget of 29,000 metres. This drilling focused on extending the mineral resources and exploring new targets.

Recent assay results from the Trinidad Trend have discovered a down-plunge extension of the main Amelia deposit and also an interpreted parallel high-grade structure that increases the potential of the zone. The discovery of additional structures is a result of better understanding the controls of mineralization in the district. The results for the Greta, Viviana, Toro, and Becerros trends represent mainly deposit extensions.

Recent work at Amelia shows the potential for several parallel structures at underground depths, with grades higher than the current mineral resources at the Santa Gertrudis project. These structures are open along strike and at depth. The Company is also evaluating different project development scenarios at Santa Gertrudis. The project contains both low-grade oxide and high-grade sulfide types of mineralization that have been recognized from the surface down to 410 metres depth locally.

Santa Gertrudis Project – Amelia Deposit Composite Cross Section (CNW Group/Metalla Royalty and Streaming Ltd.)

Agnico reported by press release dated February 14, 2019 that drilling in 2018 outlined an initial inferred mineral resource of 962,000 oz. of Au grading 1.09 g/t at the Santa Gertrudis project in Sonora, Mexico. The 31,127-metre program confirmed the historical drilling and discovered several high-grade feeder zones on the project highlighted by 12.1g/t gold over 5.1 metres at 99 metres depth and 9.7g/t gold over 15.0 metres at 33 metres depth.

The initial exploration budget for 2019 was US$8.2M, which includes 29,000 metres of drilling focused on expanding the mineral resource, testing the extensions of high-grade structures, and exploring new targets to be outlined by a target-generation initiative. However, given the favourable drill results, a supplementary exploration budget of US$2M has been approved to conduct an additional 11,500-metre drill program solely focused at Amelia to investigate further "this promising deposit." This is the second time in 2019 that Agnico has increased its exploration budget on the 44,145 hectare property.

Agnico is currently evaluating a potential production scenario that utilizes a heap leach for lower grade mineralization and a small mill facility to process higher-grade mineralization. Agnico has stated that the Santa Gertrudis project has the potential to be a similar size operation to La India, which produced over 100,000 oz. of gold annually over the previous two years.

Metalla holds a 2.0% NSR royalty on the Santa Gertrudis project.

15 Mile Stream NSR

Atlantic Gold reported by press release dated March 13, 2019 updated mineral resource estimates following recent drilling campaigns at its Touquoy, 15 Mile Stream, and Cochrane Hill deposits. Following the drilling of 35,710 metres since the last resource estimate at the FMS deposit (see technical report titled "Moose River Consolidated Project, Nova Scotia, Canada, NI 43-101 Technical Report on Moose River Consolidated Phase 1 and 2 Expansion" with an effective date of January 24, 2018), Atlantic Gold reported an increase of 47% or 216,000 oz. for a total of 677,000 oz. of contained gold ("Au") between the three deposits of Egerton-MacLean, Hudson, and Plenty. This resource update is expected to add 2,160 oz. of gold to Metalla's account over the life of the mine.

	Measured	Au	Contained		Au	Contained
	& Indicated	Grade	Au	Inferred	Grade	Au
Pit Constrained
Resources	(Kt)	(g/t)	(Koz)	(Kt)	(g/t)	(Koz)
Eggerton-MacLean	14,600	1.16	544	1,400	1.24	56
Hudson	1,800	0.78	45	400	1.01	13
Plenty	2,700	1.01	88	300	1.56	15
Total	19,100	1.10	677	2,100	1.24	84

Atlantic Gold intends to continue to explore FMS in 2019 and test the connections between the Egerton-MacLean Zone and the newly-discovered 149 Deposit located two (2) kilometres to the north-east, which was omitted from the recent estimate. Follow-up diamond drilling is underway to test the easterly extension of the 149 Gold Deposit. This was the first discovery of the Corridor Regional Program, an initial program of 6,000 metres is planned.

Metalla holds a 1.0% NSR royalty that covers the entirety of the Egerton-MacLean, Hudson, the newly-discovered 149 Deposits, and a majority of the Plenty deposit.

Joaquin and Cap-Oeste Sur Este NSRs

Pan American advanced the development of the COSE and Joaquin projects in Argentina. Production at both mines is expected to start in the second half of 2019. At Joaquin, the initial fleet of development mining equipment was procured, and the development of the underground access decline continued. At COSE, development of the underground access decline also continued, along with the commencement of construction on the first underground electrical substation.

Pan American has outlined capital expenditures at Joaquin and COSE in 2019 to complete development and bring both mines into production totaling US$20M. Both projects remain on budget.

Metalla holds a 2.0% NSR royalty on Joaquin project and 1.5% NSR royalty on COSE project.

Endeavor Silver Stream

The Endeavor Mine located in New South Wales, Australia was once the region's largest zinc, lead, and silver producer. Commissioned in 1983 as the Elura Mine, the site has been operated by CBH since 2003 and was then renamed as the Endeavor Mine. The orebody at the Endeavor Mine has the form of massive vertical pillars, which is similar to others found in the Cobar Basin. Extraction of approximately 30 million tonnes has occurred to date.

Metalla has the right to buy 100% of the silver production up to 20.0 million ounces (7.1 million ounces have been delivered to date) from the Endeavor Mine for an operating cost contribution of US$1.00 per ounce of payable silver, indexed annually for inflation, and a further increment of 50% of the amount by which silver price exceeds US$7.00 per ounce.

CBH has allocated more resources and capital from the development of new stopes on the existing mineralized zone to developing the recently discovered Deep Zinc Lode ("DZL") at depth. CBH has advised the plan is to carry out further drilling to firm up the DZL resource with initial results expected in Q3 2019. They will be evaluating the economic viability of the DZL with the goal to sequence into an expanded mine plan eventually. CBH has advised that they expect a revised mine plan for the existing orebody in the second half of calendar 2019. Currently, the current mine plan allows for production through December 2020.

Garrison NSR

Osisko Mining Inc. ("Osisko") reported by press release dated February 19, 2019, an updated mineral resources estimate for the Garrison gold project and an additional press release dated February 20, 2019, it's intent to spin out the Garrison gold project into a new company. Under the terms of the binding letter agreement, Osisko will affect a business combination that will result in a reverse takeover of Chantrell Ventures Corp. and change its name to "O3 Mining Corporation" ("O3 Mining") subsequently. The proposed transaction is anticipated to be completed by way of plan of arrangement which will include the transfer of Osisko's Garrison deposit, Marban deposit, exploration properties and a portfolio of select securities. O3 Mining will focus on continuing its consolidation strategy and progressing its development assets.

The Company views this proposed transaction as a positive development for the Garrison gold project, which will become the focus of O3 Mining and provide several key benefits: the ability to push forward the Garrison project on a standalone basis and the flexibility to consolidate other projects in close proximity to build critical mass that can attract development by major mining companies.

The table below outlines the mineral resource estimate for the Garrison gold deposit:

	Measured	Au	Contained		Au	Contained
	& Indicated	Grade	Au	Inferred	Grade	Au
Pit
Constrained	(Kt)	(g/t)	(Koz)	(Kt)	(g/t)	(Koz)
Garrcon	20,711	0.97	644	2,834	1.83	167
Jonpol	7,165	1.63	376	471	1.92	29
903	15,734	1.08	548	6,961	1.01	225
Total	43,610	1.12	1,568	10,266	1.28	421

The estimate is based on 1,115 drill holes totaling 342,874 metres of drilling completed by previous operators and includes 197 holes totaling 87,251 metres by Osisko between 2016 and July 2018. Global non-pit constrained resources at a 0.4 g/t Au cut-off to 300 metres below the surface is 1.87 million oz. gold at 1.06 g/t Au in the measured & indicated category and 0.61 million oz. gold at 0.92 g/t Au in the inferred category. The mineral resource estimate was prepared by RockRidge and reviewed and audited by Micon International Limited. Finally, Osisko indicated that the technical report supporting the mineral resource estimate above would be filed within 45 days but no filing has yet been made by Osisko.

Based on the updated resource estimate, management believes Osisko's intent to prioritize the open pit potential of the Garrison deposit which may envision three (3) separate pits and a centralized milling facility as the project continues to move forward under O3 Mining's direction.

Metalla holds a 2.0% NSR on the Garrcon and Jonpol projects and part of the 903 zone on the Garrison project.

Akasaba West NSR

Agnico has reported that development of the Akasaba West open pit is scheduled for 2021 based on the prioritization of development capital spending. Akasaba West contains probable mineral reserves of 147,000 ounces of gold and 25,800 tonnes of copper (5.4 million tonnes grading 0.84 g/t gold and 0.48% copper) and is expected to contribute approximately 20,000 ounces of gold per year to the Goldex production profile once in production.

Metalla holds a 2% NSR on Akasaba West.

CORPORATE UPDATE

Metalla has received a total of C$3,817,419 from 5,312,746 (C$0.75 and C$0.60) warrants being exercised from the March/April 2017 financing and Valgold acquisition. A total of 858,000 warrants have expired that were not exercised. Metalla also advises that further to news releases of the Company on December 21, 2018, and January 4, 2019, an additional 55,050 units were issued to two arm's length subscribers on the same terms as the previously completed private placement. The securities issued are subject to a four month hold period.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and the Ordre des Géologues du Québec and a consultant to Metalla. Mr. Beaudry is a Qualified Person as defined in "National Instrument 43-101 Standards of disclosure for mineral projects".

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

Neither the TSX Venture Exchange nor it's Regulation Services Provider (as that term is defined in the policies of the TSXV) accept responsibility for the adequacy or accuracy of this release.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The securities being offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the ''U.S. Securities Act''), or any state securities laws, and may not be offered or sold in the United States, or to, or for the account or benefit of, a "U.S. person" (as defined in Regulation S of the U.S. Securities Act) unless pursuant to an exemption therefrom. This press release is for information purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company in any jurisdiction.

Non-IFRS Financial Measures

Certain marked information are alternative performance measures, and readers should refer to non-international financial reporting standards ("IFRS") financial measures in the Company's Management's Discussion and Analysis for the nine months ended February 28, 2019, as filed on SEDAR and as available on the Company's website for further details. Metalla has included certain performance measures in this press release that do not have any standardized meaning prescribed by IFRS including average cash cost per ounce of attributable silver, average realized price per ounce of attributable silver, and cash margin. Average cost per ounce of attributable silver is calculated by dividing the cash cost of sales, plus applicable selling charges, by the attributable ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Cash margin is calculated by subtracting the average cash cost per ounce of attributable silver from the average realized price per ounce of attributable silver. The Company presents cash margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

Technical and Third Party Information

Metalla has limited, if any, access to the properties on which Metalla holds a royalty, stream or other interest. Metalla is dependent on, (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interest. Metalla's royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources, and production of a property.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information in this press release includes, but is not limited to, statements with respect to future events or future performance of Metalla, disclosure regarding the precious metal purchase agreements and royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to net smelter returns and other royalty agreements of Metalla, continued ramp-up at the Endeavor Mine, management's expectations regarding Metalla's growth, results of operations, estimated future revenues, carrying value of assets, future dividends, and requirements for additional capital, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects, and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. The forward-looking statements contained in this press release are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other production-based interest by the owners or operators of such properties in a manner consistent with past practice; absence of control over mining operations; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; and other risks and uncertainties disclosed under the heading "Risk Factors" in the Management's Discussion and Analysis of the Company dated September 26, 2018 filed with the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.

SOURCE Metalla Royalty and Streaming Ltd.

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%SEDAR: 00005157E

For further information: METALLA ROYALTY & STREAMING LTD., Brett Heath, President & CEO, Phone: 604-696-0741, Email: info@metallaroyalty.com; Kristina Pillon, Investor Relations, Phone: 604-908-1695, Email: kristina@metallaroyalty.com, Website: www.metallaroyalty.com

CO: Metalla Royalty and Streaming Ltd.

CNW 17:08e 29-APR-19